06007826

AB 4/6/06

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65399

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Amegy Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4400 Post Oak Parkway
(No. and Street)

Houston (City) Texas (State) 77027 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jenifer Drake (712) 232-1286
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

60 East South Temple (Address) Salt Lake City (City) Utah (State) 84111 (Zip Code)

PROCESSED
JUN 2 0 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED MAR 3 1 2006 WASH. D.C. 152

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jenifer Drake, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Amegy Investments, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

GUY E. COWDEN
NOTARY PUBLIC
STATE OF TEXAS
My Commission Expires
SEPTEMBER 20, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Amegy Investments, Inc.

(Formerly SWBT Securities, Inc.)
Financial Statements and Supplemental Schedules
with Report and Supplementary Report of
Independent Registered Public Accounting Firm
December 31, 2005

ERNST & YOUNG

Ernst & Young LLP
Suite 800
60 East South Temple
Salt Lake City, Utah 84111

Phone: (801) 350-3300
Fax: (801) 350-3456
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Amegy Investments, Inc. (formerly "SWBT Securities, Inc.)

We have audited the accompanying statement of financial condition of Amegy Investments, Inc. (formerly "SWBT Securities, Inc.) as of December 31, 2005, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Amegy Investments, Inc. (formerly "SWBT Securities, Inc.) for the year ended December 31, 2004, were audited by other auditors whose report dated March 7, 2005, expressed an unqualified opinion on those statements prior to restatement.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amegy Investments, Inc. (formerly "SWBT Securities, Inc.) at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

We also audited the adjustments described in Note 10 that were applied to restate the 2004 financial statements. In our opinion, such adjustments are appropriate and have been properly applied.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

March 30, 2006

Amegy Investments, Inc.
(Formerly SWBT Securities, Inc.)
Statement of Financial Condition
December 31, 2005

Assets		
Cash and cash equivalents	$	83,837
Cash deposit with clearing organization		100,000
Receivable from clearing organization		225,767
Receivable from parent		54,984
Prepaid expenses		48,765
Income taxes receivable from parent		74,962
Total assets	$	588,315
Liabilities and Shareholder's Equity		
Payable to clearing organization	$	27,508
Accrued expenses		93,928
Total liabilities		121,436
Commitments and contingent liabilities		
Shareholder's equity:		
Common stock, $1 par value, 10,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		1,049,000
Accumulated deficit		(583,121)
Total shareholder's equity		466,879
Total liabilities and shareholder's equity	$	588,315

The accompanying notes are an integral part of these financial statements.

Amegy Investments, Inc.
(Formerly SWBT Securities, Inc.)
Statement of Operations
Year Ended December 31, 2005

Revenues	
Commissions	$ 2,766,116
Interest and dividends	15,861
Investment advisory fees	125,352
Other income	9,300
Total revenue	2,916,629
Expenses	
Employee compensation and benefits	2,101,170
Clearance fees	293,855
Professional services	321,432
Occupancy	39,640
Other expenses	198,619
Total expenses	2,954,716
Loss before income taxes	(38,087)
Income tax benefit	(13,337)
Net loss	$ (24,750)

The accompanying notes are an integral part of these financial statements.

Amegy Investments, Inc.
(Formerly SWBT Securities, Inc.)
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2005

	Common Stock		Additional Paid-In	Accumulated	Total Shareholder's
	Shares	Amount	Capital	Deficit	Equity
December 31, 2004					
(as previously reported)	10,000	1,000	999,000	(571,227)	428,773
Adjustment (see Note 10)	-	-	-	12,856	12,856
December 31, 2004 (restated)	10,000	1,000	999,000	(558,371)	441,629
Capital contribution	-	-	50,000	-	50,000
Net loss	-	-	-	(24,750)	(24,750)
December 31, 2005	10,000	1,000	1,049,000	(583,121)	466,879

The accompanying notes are an integral part of these financial statements.

Amegy Investments, Inc.
(Formerly SWBT Securities, Inc.)
Statement of Cash Flows
Year Ended December 31, 2005

Cash flows from operating activities		
Net loss	$	(24,750)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Receivable from clearing organization		69,965
Prepaid expenses		(4,632)
Receivable from parent		(201,416)
Payable to clearing organization		7,508
Accrued expenses		13,773
Net cash used in operating activities		(139,552)
Cash flows from financing activities		
Capital contribution from parent		50,000
Net cash provided by financing activities		50,000
Net decrease in cash		(89,552)
Cash and cash equivalents:		
Beginning of year		173,389
End of year	$	83,837

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Amegy Investments, Inc. (formerly SWBT Securities, Inc.) ("the Company") is a wholly-owned subsidiary of Amegy Bank NA ("the Parent"), a wholly-owned subsidiary of Amegy Corporation ("the Corporation"). The Corporation was acquired by Zions Bancorporation ("Zions") effective December 3, 2005.

The Company is registered as a broker-dealer with the Securities and Exchange Commission under rule 15c3-3(k)(2)(ii) which provides that all funds and securities belonging to the Company's customers be handled by a correspondent broker-dealer. Accordingly, the Company has a clearing agreement with Pershing, LLC ("the Clearing Organization") who carries the accounts of the Company on a fully disclosed basis. Under the agreement with the Clearing Organization, the Company acts only as an introducing broker-dealer. The Company is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. The Company is also licensed as a registered investment advisor and licensed by the State of Texas as an insurance agency.

The Company must maintain a minimum net capital requirement of $250,000 pursuant to the Securities and Exchange Commission ("SEC") Rule 15c3-1 (a)(2)(i) ("the Net Capital Rule").

The Company brokers in U.S. Government and agency obligations, corporate debt and equity securities, municipal securities, mortgage and other asset-backed securities, and money market instruments. Additionally, the Company offers mutual funds, annuities, and life insurance products. The Company provides these services to individual and corporate clients of the Parent.

2. Significant Accounting Policies

Basis of Presentation

The Company's financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and investment advisory.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Investment Advisory Income
Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Income Taxes
The Company is a member of a controlled group which joins in the filing of a consolidated federal income tax return with Zions. The consolidated income tax provision or benefit is allocated among the members of the group in accordance with a tax sharing agreement. The tax sharing agreement provides that each member of the group is allocated its share of the consolidated tax provision or benefit as if each member had filed a separate return. Estimated payments for taxes are made between the members of the consolidated group during the year.

The income tax benefit included in the statement of operations for the year ended December 31, 2005, is calculated by multiplying the Company's net income or loss by the statutory Federal tax rate of 35%.

Deferred federal income taxes are provided for temporary differences between the tax basis and financial reporting basis of assets and liabilities. As of December 31, 2005, there were no temporary differences that would result in a deferred tax asset or liability.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Cash Deposit with Clearing Organization

Under the terms of the clearing agreements between the Company and the Clearing Organization, the Company is required to maintain a certain level of cash or securities on deposit with the Clearing Organization. Should the Clearing Organization suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the Clearing Organization. The Company has funds invested in a money market account on deposit with the Clearing Organization to meet this requirement. As of December 31, 2005, there were no amounts owed to the Clearing Organization by the Company's customers.

4. Receivable from and Payable to Clearing Organization

The Company clears certain of its proprietary and customer transactions through clearing organizations on a fully disclosed basis. The amount receivable from the Clearing Organization relates to commissions and advisory fees due the Company from customer transactions. The

amount payable to the Clearing Organization relates to clearance fees on the aforementioned transactions and is collateralized by deposits with the Clearing Organization.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $254,093 which was $4,093 in excess of the $250,000 minimum net capital requirement for the Company. The Company's ratio of aggregate indebtedness to net capital was 0.48 to 1 at December 31, 2005.

6. Commitments and Contingencies

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

7. Related-Party Transactions

Employee compensation and benefits, outside marketing services, office rent, and other operating expense are paid by the Parent on behalf of the Company, which then reimburses the Parent. The agreement between the Company and the Parent stipulates that to the extent the reimbursement of such expenses would cause the Company to not have sufficient net capital for regulatory requirements, the Parent will make a capital contribution to the Company instead of requiring reimbursement. In 2005, the Parent contributed capital of $50,000 to the Company so as to maintain adequate levels of net capital.

8. Disclosures About Guarantees

The Company clears all of its securities transactions through the Clearing Organization on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the Clearing Organization, the Clearing Organization has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Organization, the Company believes there is no maximum amount assignable to this right. At December 31, 2005, the Company has recorded no liabilities with regard to the right as it has no knowledge of any liability being incurred. During 2005, the Company did not have any losses related to these guarantees for which payments were made.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company regularly monitors the credit standing of the Clearing Organization and all counterparties with which it conducts business.

9. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company is responsible to its Clearing Organization for payment of all transactions executed both on its behalf and on behalf of its customers. Therefore, the Company is exposed to off-balance sheet risk in the event a customer cannot fulfill its commitment and the Clearing Organization must purchase or sell a financial instrument at prevailing market prices. The Company and its Clearing Organization seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities that expose the Company to off-balance sheet credit and market risk. The Company's principal activities and exposure to credit risk, associated with customers not fulfilling their contractual obligations, can be directly impacted by volatile trading markets. Receivables from and payables to brokers, dealers, customers, and noncustomers include unsettled trades which may expose the Company to credit and market risk in the event the customer is unable to fulfill its contractual obligations.

10. Restatement of Beginning Accumulated Deficit

The Company restated its beginning accumulated deficit because various errors were recently discovered that affect certain amounts previously reported in its financial statements for the year ended December 31, 2004. The Company had inadvertently failed to record certain amounts on the accrual basis of accounting. The net effect of the corrections was to decrease the previously reported accumulated deficit by $12,856. The following table reflects the effect of the restatement on reported accumulated deficit for the year ended December 31, 2004:

Accumulated deficit, as previously reported	$	(571,227)
Increase to previously reported assets		94,932
Increase to previously reported liabilities		82,076
Net effect to accumulated deficit		12,856
Accumulated deficit, as restated	$	(558,371)

11. Subsequent Events

On January 23, 2006, the Parent contributed $100,000 of capital to the Company. Also, on March 23, 2006, the Parent contributed an additional $150,000 of capital.

Supplemental Schedules

Amegy Investments, Inc.
(Formerly SWBT Securities, Inc.)
Computation for Determination of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005 **Schedule I**

Net capital	
Total shareholder's equity (from the statement of financial condition)	$ 466,879
Less:	
Nonallowable assets:	
Excess fidelity bond deductible	20,000
Prepaid asset: NASD registration fees	48,765
Income tax receivable from parent	74,962
Receivable from parent	54,984
Other receivables	12,673
Total nonallowable assets	211,384
Haircut on securities positions	1,402
Net capital	$ 254,093

Aggregate indebtedness

Items included on statement of financial condition:	
Payable to clearing organization	$ 27,508
Accrued expenses	93,928
Total aggregate indebtedness	$ 121,436

Computation of basic net capital requirement

Minimum net capital required	$ 250,000
Excess net capital	$ 4,093
Ratio: Aggregate indebtedness to net capital	0.48 to 1

Reconciliation with the Company's computation (included in Part II of Form X-17-A-5 as of December 31, 2005)

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 291,047
Net effect of restatement on beginning accumulated deficit	12,856
Audit adjustment to record additional paid-in capital	50,000
Other audit adjustments, net	(27,646)
Adjustments to nonallowable assets resulting from audit adjustments:	
Prepaid asset: NASD registration fees	(48,765)
Income tax receivable from parent	(7,964)
Receivable from parent	(2,762)
Other receivables	(12,673)
Net capital, per above	$ 254,093

Amegy Investments, Inc.
(Formerly SWBT Securities, Inc.)
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2005 — Schedule II

The Company is exempt from reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

Amegy Investments, Inc.
(Formerly SWBT Securities, Inc.)
Information for Possession or Control Requirements Pursuant to
SEC Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2005 **Schedule III**

The Company is exempt from the possession or control requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

Supplementary Report of Independent Registered Public Accounting Firm

ERNST & YOUNG

Ernst & Young LLP
Suite 800
60 East South Temple
Salt Lake City, Utah 84111

Phone: (801) 350-3300
Fax: (801) 350-3456
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

Board of Directors
Amegy Investments, Inc. (formerly "SWBT Securities, Inc.")

In planning and performing our audit of the financial statements and supplemental schedules of Amegy Investments, Inc. (formerly "SWBT Securities, Inc.") (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted the following matter involving the accounting system and control activities and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2005, and this condition does not affect our report on the financial statements of the Company dated March 30, 2006. During 2005, the Company had recorded certain transactions on the cash basis of accounting instead of the accrual basis of accounting. Accordingly, the Company was unable to prepare and file an accurate FOCUS report at December 31, 2005. Upon completing a thorough review of its transactions, the Company identified material unrecorded commissions revenues and corresponding expenses. These adjustments were subsequently recorded, along with the associated income tax effect.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives except for the above matter involving internal control activities and its operation that we consider to be a material weakness as defined above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

March 30, 2006